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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           Peoples First Corporation
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                                (Name of Issuer)


                      Common Stock, no par value per share
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                         (Title of Class of Securities)


                                  711050 10 4
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                                 (CUSIP Number)

                                Jackson W. Moore
                                   President
                           Union Planters Corporation
                          7130 Goodlett Farms Parkway
                            Memphis, Tennessee 38018
                                 (901) 580-6000
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 17, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP No. 711050 10 4                           13D

===============================================================================================================================
1                            Name of Reporting Person:  Union Planters Corporation
                             S.S. or I.R.S. Identification No. of Above Person:  62-0859007
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2                            Check the Appropriate Box if a Member of a Group (See Instructions):

                             (a)  [ ]
                             (b)  [ ]

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3                            SEC Use Only

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4                            Source of Funds (See Instructions):  WC; 00


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5                            Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

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6                            Citizenship or Place of Organization:

                             Tennessee

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                             7            Sole Voting Power:

  Number of
  Shares                                           *
  Beneficially
  Owned by                 ----------------------------------------------------------------------------------------------------
  Each Reporting             8            Shared Voting Power:
  Person With
                                                   0*

                           ----------------------------------------------------------------------------------------------------
                             9            Sole Dispositive Power:

                                                   *

                           ----------------------------------------------------------------------------------------------------
                             10           Shared Dispositive Power:

                                                   0*

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11                           Aggregate Amount Beneficially Owned by Reporting Person:

                                               *

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12                           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):  [ ]

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13                           Percent of Class Represented by Amount in Row 11:

                                               16.6%**

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14                           Type of Reporting Person (See Instructions):

                                               CO

===============================================================================================================================


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*The shares that are the subject of this filing are purchasable by Union
Planters Corporation ("UPC") upon exercise of an option (the "Option") issued to UPC on November 17, 1997, and described in Item 4 of this report. Prior to the exercise of the Option, UPC is not entitled to any rights as a shareholder of Peoples First Corporation ("Peoples") as to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. UPC expressly disclaims beneficial ownership of any of the shares of common stock of Peoples which are purchasable by UPC upon exercise of the Option.

**The percentage indicated represents the percentage of the total outstanding shares of common stock of Peoples as of November 17, 1997, taking into consideration the 1,991,406 shares of Peoples common stock that would be issued pursuant to the Option. For the reasons discussed in the footnote above, UPC expressly disclaims beneficial ownership of any of the shares of common stock of Peoples which are purchasable by UPC upon exercise of the Option.

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



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock of Peoples, no par value per share ("Peoples Common Stock"). Peoples is a Kentucky corporation whose principal executive offices are located at 100 South Fourth Street, Paducah, Kentucky 42001.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by UPC, a Tennessee chartered bank holding company whose principal executive offices are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

         To the best of UPC's knowledge, during the last five years, neither UPC nor any of its directors or executive officers has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), nor has UPC or any of its directors or executive officers been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached hereto is an appendix to Item 2 setting forth certain additional information concerning the directors and executive officers of UPC.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         It is presently anticipated that shares of Peoples Common Stock as described in Item 4 would be purchased with working capital funds of UPC.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to an Agreement and Plan of Merger, dated as of November 17, 1997 (the "Agreement"), by and between Union Planters Holding Corporation and Peoples, and joined in by UPC, and in consideration thereof, Peoples issued an option to UPC on November 17, 1997 (the "Option") to purchase, under certain conditions, up to 1,991,406 shares of Peoples Common Stock, subject to adjustment under certain circumstances, at a purchase price of $33.00 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"). The Option was issued to UPC pursuant to a Stock Option Agreement, dated as of November 17, 1997 (the "Option Agreement"), between UPC and Peoples.

         The Agreement provides, among other things, for the merger of Peoples with a wholly-owned, first-tier subsidiary of UPC, with the UPC subsidiary as the corporation surviving the merger (the "Merger"). Upon consummation of the Merger, which is subject to the approval of the Peoples' shareholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of Peoples Common Stock (excluding shares as to which dissenter's rights have been exercised and shares held by Peoples, or UPC, or any of their respective subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding shall be converted into and exchanged for 0.6 of a share, subject to possible adjustment under certain circumstances as set forth in the Agreement, of the common stock of UPC, $5.00 par value per share, and associated stock purchase rights ("UPC Common Stock") (the "Exchange Ratio").

         Under the Agreement, Peoples has the right to terminate the Agreement at any time during the ten-day period commencing two days after the Determination Date (as defined in the Agreement) if either (A) both of the following conditions are met: (i) the Average Closing Price (as defined in the Agreement) of UPC Common Stock is less than the product of .85 and the Starting Price (as defined in the Agreement); and (ii) the quotient obtained by dividing the Average Closing Price by the Starting Price is less

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than the quotient obtained by dividing the Index Price (as defined in the
Agreement) on the Determination Date by the Index Price on the Starting Date (as defined in the Agreement) and subtracting 0.10 from the quotient, or (B) the Average Closing Price is less than the product obtained by multiplying 0.80 times the Starting Price. UPC has the right to elect to adjust the Exchange Ratio in accordance with the terms of the Agreement, and thereby eliminate Peoples' right to terminate the Agreement under this provision.

                  For purposes of the Agreement, the following terms have the following meanings:

                  Average Closing Price means the average of the daily last sales prices of UPC Common Stock as reported on the New York Stock Exchange, Inc. ("NYSE") for the 20 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date;

                  Determination Date means the later of the date (i) of the meeting of the shareholders of Peoples to be held for the purpose of voting on the Agreement, and (ii) on which the consent to the Merger of the Board of Governors of the Federal Reserve System shall be received.

                  Starting Price means the closing price per share of UPC Common Stock as reported on the NYSE on the Starting Date.

                  Index Price on a given date means the weighted average of the closing prices of the companies composing the index group referred to in the Agreement.

                  Starting Date means the fourth full trading day after the announcement by press release of the Merger.

                  If (i) UPC is not in material breach of the Option Agreement or the Agreement, and (ii) no injunction against delivery of the shares covered by the Option is in effect, UPC may exercise the Option in whole or in part, at any time and from time to time following the happening of certain events (each a "Purchase Event") and prior to the termination of the Option, including, among others:

                  (a) Peoples shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than UPC or any subsidiary of UPC) to effect (each an "Acquisition Transaction") (1) a merger, consolidation or similar transaction involving Peoples or its subsidiaries (with certain exceptions), (2) the sale, lease, exchange or other disposition of 25 percent or more of the consolidated assets of Peoples and its subsidiaries, or (3) the issuance, sale or other disposition or 25 percent or more of the voting securities of Peoples or any of its subsidiaries; or

                  (b) any third party (other than UPC or any subsidiary of UPC) acquires, or obtains the right to acquire, beneficial ownership of 25 percent or more of the outstanding shares of Peoples Common Stock;

provided, the Option will terminate upon the earliest of: (i) the Effective Time (as defined in the Agreement); (ii) termination of the Agreement (other than as a result of a willful breach of any representation or warranty or covenant by Peoples (a "Default Termination")) prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (defined in the Option Agreement as (A) the commencement by any third party of a tender or exchange offer to purchase 25 percent or more of the outstanding shares of Peoples Common Stock, or (B) the occurrence of certain circumstances surrounding the failure of the shareholders of Peoples to approve the Agreement, the failure to hold a meeting of the Peoples shareholders

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



to approve the Agreement, or the withdrawal or modification in a manner adverse to UPC, of the recommendation of Peoples' Board of Directors with respect to the Agreement); (iii) 12 months after the termination of the Agreement by UPC pursuant to a Default Termination; or (iv) 12 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         The Option Agreement also provides that:

                  (i) a holder's (including UPC's) Total Profit relating to the Option may not exceed $15 million and, if it otherwise would exceed such amount, the holder, at its sole election, shall either (A) reduce the number of shares of Peoples Common Stock subject to the Option, (B) deliver to Peoples for cancellation shares of Peoples Common Stock previously purchased by UPC under the Option Agreement,
         (C) pay cash to Peoples, or (D) any combination of the foregoing, so that the holder's actually realized Total Profit shall not exceed $15 million after taking into account the foregoing actions; and

                  (ii) the Option may not be exercised for a number of shares of Peoples Common Stock as would, as of the date of exercise, result in a Notional Total Profit of more than $15 million; provided, that nothing shall restrict any exercise of the Option on any subsequent date.

         For purposes of the Option Agreement, the term "Total Profit" means the aggregate sum (prior to the payment of taxes) of the following: (i) the amount received by the holder pursuant to Peoples' repurchase of the Option (or any portion thereof) pursuant to terms set forth in the Option Agreement; (ii) the amount received by the holder pursuant to Peoples' repurchase of shares of Peoples Common Stock under the Option Agreement, less the holder's purchase price for such Option shares; (iii) the net cash amounts received by the holder pursuant to the sale of Option shares (or any other securities into which such Option shares shall be converted or exchanged) to any unaffiliated person, less the holder's purchase price for such Option shares; and (iv) any amounts received by the holder on the transfer of the Option (or any portion thereof) to any unaffiliated person.

         For purposes of the Option Agreement, the term "Notional Total Profit" with respect to any number of shares of Peoples Common Stock as to which UPC may propose to exercise the Option shall be the Total Profit determined as of the date of such proposed exercise, assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option shares held by UPC and its affiliates as of such date, were sold for cash at the closing sale price per share of Peoples Common Stock as quoted on the Nasdaq National Market (or, if Peoples Common Stock is not then quoted on the Nasdaq National Market, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by UPC) as of the close of business on the preceding trading day (less customary brokerage commissions).

         At the request of UPC at any time, beginning on the first occurrence of certain events, including, among others, the acquisition by a third party of 50 percent or more of the outstanding shares of Peoples Common Stock, and ending upon the earlier of 12 months immediately thereafter or termination of the Option, Peoples will repurchase from UPC (i) the Option, and (ii) all shares of Peoples Common Stock purchased by UPC pursuant to the Option Agreement, at a specified price.

         Upon the occurrence of certain events set forth in the Option Agreement generally relating to the merger of Peoples with, or sale by Peoples of substantially all of its assets to, a third party (other than UPC or a subsidiary of UPC), the Option must be converted into, or exchanged for, an option, at the election of UPC, of another corporation or Peoples (the "Substitute Option"). The terms of any such Substitute Option are set forth in the Option Agreement.

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         A copy of the Agreement, including the Option Agreement and other exhibits, is incorporated by reference herein as Exhibit 1, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF PEOPLES.

         The 1,991,406 shares of Peoples Common Stock which are purchasable by UPC upon exercise of the Option are equal to approximately 19.9 percent of Peoples Common Stock, based on the 10,007,066 shares of Peoples Common Stock issued and outstanding on November 17, 1997 before taking into consideration the 1,991,406 shares of Peoples Common Stock that would be issued pursuant to the Option.

         The Option Agreement contains anti-dilution provisions which provide that the number of shares of Peoples Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in Peoples Common Stock or the subdivision or reclassification of Peoples Common Stock, as set forth in the Option Agreement. If any additional shares of Peoples Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant to the Option) shall be adjusted so that such number of shares following such issuance shall continue to equal 19.9 percent of the number of shares of Peoples Common Stock then issued and outstanding (without giving effect to the shares issued or issuable under the Option).

         UPC expressly disclaims any beneficial ownership of the shares of Peoples Common Stock which are purchasable by UPC upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

         Other than as set forth in this Item 5, to the best of UPC's knowledge
(i) neither UPC nor any subsidiary or affiliate of UPC or any of its or their executive officers or directors beneficially owns any shares of Peoples Common Stock, and (ii) there have been no transactions in the shares of Peoples Common Stock effected during the past 60 days by UPC, nor to the best of UPC's knowledge, by any subsidiary or affiliate of UPC or any of its or their executive officers or directors.

         No other person is known by UPC to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Peoples Common Stock obtainable by UPC upon exercise of the Option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PEOPLES.

         Other than the Agreement, including the Option Agreement, a copy of which is incorporated by reference herein, to the best of UPC's knowledge there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Peoples, except as described in the following paragraph.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Agreement and the Option Agreement are incorporated by reference to Exhibits 2.1 and 2.2 of the Current Report on Form 8-K, dated November 17, 1997, filed by Union Planters Corporation (Commission File No. 1-10160).

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SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        UNION PLANTERS CORPORATION



Date:   November 24, 1997               By:/s/ M. Kirk Walters
                                           ------------------------------------
                                           M. Kirk Walters
                                           Senior Vice President, Treasurer, and
                                             Chief Accounting Officer

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                               APPENDIX TO ITEM 2

                                                                              PRINCIPAL OCCUPATION OR NAME OF
                                   POSITION WITH                             BUSINESS, PRINCIPAL BUSINESS AND
      NAME                    UNION PLANTERS CORPORATION                        PRINCIPAL BUSINESS ADDRESS
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
Albert M. Austin                      Director                               Chairman
                                                                             Cannon, Austin and Cannon
                                                                             (real estate)
                                                                             6685 Poplar Avenue, #20
                                                                             Germantown, TN  38138
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Edgar H. Bailey                       Vice Chairman                          Vice Chairman
                                                                             Union Planters Corporation
                                                                             6200 Poplar Avenue, HQ4
                                                                             Memphis, TN  38119
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Marvin E. Bruce                       Director                               Director and Chairman
                                                                             TCB Corporation
                                                                             (marketer/distributor of auto replace-
                                                                             ment products)
                                                                             476 West Racquet Club Place
                                                                             Memphis, TN  38117
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George W. Bryan                       Director                               Senior Vice President
                                                                             Sara Lee Corporation
                                                                             (Meat Group Division, meat processor
                                                                             and packagor)
                                                                             Suite 300
                                                                             8000 Centerview Parkway
                                                                             Cordova, TN  38018
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James E. Harwood                      Director                               President
                                                                             Sterling Equities
                                                                             (provider of advisory services and
                                                                             capital to small businesses)
                                                                             Suite 124
                                                                             845 Crossover Lane
                                                                             Memphis, TN  38117
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Parnell S. Lewis, Jr.                 Director                               President
                                                                             Anderson-Tully Company
                                                                             1242 North Second Street
                                                                             Memphis, TN  38101
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C.J. Lowrance, III                    Director                               President
                                                                             Lowrance Brothers & Company, Inc.
                                                                             (planter)
                                                                             Highway 61
                                                                             Driver, AR  72329
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Jackson W. Moore                      President and COO                      President and Chief Operating Officer
                                                                             Union Planters Corporation
                                                                             7130 Goodlett Farms Parkway
                                                                             Memphis, TN  38018
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


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
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
Stanley D. Overton                    Director                               Chairman
                                                                             Union Planters Bank of Middle
                                                                               Tennessee, N.A. (Bank)
                                                                             501 Union Street
                                                                             Nashville, TN  37219
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J.W. Parker                           Executive Vice President and           Executive Vice President and Chief
                                      Chief Financial Officer                  Financial Officer
                                                                             Union Planters Corporation
                                                                             Executive Vice President, Union
                                                                               Planters National Bank (UPNB)
                                                                             7130 Goodlett Farms Parkway
                                                                             Memphis, TN  38018
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Benjamin W. Rawlins, Jr.              Chairman of the Board and CEO          Chairman of the Board, Chief Executive
                                                                               Officer, CEO of UPNB
                                                                             Union Planters Corporation
                                                                             7130 Goodlett Farms Parkway
                                                                             Memphis, TN  38018
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V. Lane Rawlins                       Director                               President
                                                                             University of Memphis
                                                                             Memphis, TN  38152
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Donald F. Schuppe                     Director                               DFS Service Company
                                                                             6448 Winfrey Place
                                                                             Memphis, TN  38120
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Mike P. Sturdivant                    Director                               President
                                                                             Due West Gin Co., Inc. (cotton
                                                                             ginning); Investor, Chairman, Executive
                                                                             (various entities)
                                                                             P.O. Box 230
                                                                             Glendora, MS  38928
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Richard A. Trippeer, Jr.              Director                               President
                                                                             R.A. Trippeer, Inc.
                                                                             (investments)
                                                                             Suite 300
                                                                             5865 Ridgeway Center Pa
                                                                             Memphis, TN  38120
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M.K. Walters                          Senior Vice President and Chief        Senior Vice President, Chief Account-
                                      Accounting Officer                     ing Officer, Treasurer
                                                                             Union Planters Corporation
                                                                             Senior Vice President, UPNB
                                                                             7130 Goodlett Farms Parkway
                                                                             Memphis, TN  38018
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Spence L. Wilson                      Director                               President
                                                                             Kemmons Wilson, Inc.
                                                                             (provider of management services and
                                                                             venture capital, developer of residential
                                                                             and commercial real estate, and thrift
                                                                             holding company)
                                                                             1629 Winchester Road
                                                                             Memphis, TN  38116
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


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